UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 1, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

 This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated March 3, 2025.

Exhibit 2	Press Release entitled “Transaction in own shares” dated March 4, 2025.

Exhibit 3	Press Release entitled “Transaction in own shares” dated March 5, 2025.

Exhibit 4	Press Release entitled “Transaction in own shares” dated March 6, 2025.

Exhibit 5
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 6, 2025.

Exhibit 6	Press Release entitled “Transaction in own shares” dated March 7, 2025.

Exhibit 7	Press Release entitled “British American Tobacco p.l.c. (“BAT”) – Canada Update - Court’s Sanction of Plan of Compromise and Arrangement in CCAA Proceedings” dated March 7, 2025.

Exhibit 8	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated March 7, 2025.

Exhibit 9	Press Release entitled “Transaction in own shares” dated March 10, 2025.

Exhibit 10	Press Release entitled “Transaction in own shares” dated March 11, 2025.

Exhibit 11
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 11, 2025.

Exhibit 12	Press Release entitled “Transaction in own shares” dated March 12, 2025.

Exhibit 13	Press Release entitled “British American Tobacco Announces Pricing of $2,500,000,000 Notes Offerings” dated March 12, 2025.

Exhibit 14	Press Release entitled “Transaction in own shares” dated March 13, 2025.

Exhibit 15	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notice of Annual General Meeting 2025” dated March 13, 2025.

Exhibit 16	Press Release entitled “Publication of Prospectus” dated March 13, 2025.

Exhibit 17	Press Release entitled “Transaction in own shares” dated March 14, 2025.

Exhibit 18
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Quarterly Dividends for the year ended 31 December 2024: Payment No. 1  – May 2025 (the “May 2025 Dividend”) South Africa Branch Register Finalisation Information” dated March 17, 2025.

Exhibit 19	Press Release entitled “Transaction in own shares” dated March 17, 2025.

Exhibit 20	Press Release entitled “Transaction in own shares” dated March 18, 2025.

Exhibit 21	Press Release entitled “Transaction in own shares” dated March 19, 2025.

Exhibit 22	Press Release entitled “Transaction in own shares” dated March 20, 2025.

Exhibit 23	Press Release entitled “Transaction in own shares” dated March 21, 2025.

Exhibit 24
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 21, 2025.

Exhibit 25
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 21, 2025.

Exhibit 26
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 21, 2025.

Exhibit 27	Press Release entitled “Transaction in own shares” dated March 24, 2025.

Exhibit 28	Press Release entitled “Transaction in own shares” dated March 25, 2025.

Exhibit 29	Press Release entitled “Transaction in own shares” dated March 26, 2025.

Exhibit 30	Press Release entitled “Transaction in own shares” dated March 27, 2025.

Exhibit 31	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated March 27, 2025.

Exhibit	Description

Exhibit 32	Press Release entitled “Transaction in own shares” dated March 28, 2025.

Exhibit 33
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 28, 2025.

Exhibit 34
Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 28, 2025.

Exhibit 35
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 28, 2025.

Exhibit 36	Press Release entitled “Transaction in own shares” dated March 31, 2025.

Exhibit 37
Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated March 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date:  April 1, 2025